

August 22, 2013

Via E-mail
Lawrence W. Stranghoener
Executive Vice President and Chief Financial Officer
The Mosaic Company
3033 Campus Drive Suite E490
Plymouth, MN 55441

> **Re: The Mosaic Company**
> **Form 10-K for Fiscal Year Ended May 31, 2013**
> **Filed July 17, 2013**
> **File No. 001-32327**

Dear Mr. Stranghoener:

    We have reviewed your filing and have the following comments. Our comment asks you to provide us with information so we may better understand your disclosures.

    Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended May 31, 2013

Management's discussion and Analysis, page F-2

Key Factors that can Affect Results of Operations and financial Condition, page F-2

1. We note your disclosure on page 22 that your potash product sales are made through Canotex Corporation for sales outside of the United States and Canada. Please discuss the potential affect on your results of operation if you stopped selling through Canotex Corporation. In this regard, we note that one of your competitors recently announced that it will stop selling though the Belarusian Potash Company, a joint venture with about 43% of the global potash market. We note that the Canotex Corporation is also a joint venture with about 25% of the global potash market.

Liquidity and Capital Resources, page F-20

Sources and Uses of Cash, page F-21

Operating Activities, page F-21

2. Please clarify your analysis in regard to how the factors indicated directly affect, in terms of cash, the variance in net cash flow of operating activities. For example, it is not clear how an increase in accounts receivables contribute to a change in cash as this in and of itself does not directly contribute to a change in cash, whereas comparative collections of accounts receivables would. In connection with the increase in inventory, the extent that the increase in inventory contributed to an increase in accounts payable, the net of which would not have a direct impact on cash of operating activities. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Notes to Consolidated Financial statements, page F-46

Note 3: Summary of Significant Accounting Policies, page F-49

Revenue Recognition, page F-49

3. We note your disclosure on page F-3 where you state that in certain circumstances the final price for your products is determined after shipment based on current market at the time price is agreed to with the customer. Please clarify your revenue recognition policy to address this circumstance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief